Exhibit 99.1

ADC Therapeutics Names David Gilman as Chief Business & Strategy Officer

Seasoned life sciences executive brings extensive business development expertise

LAUSANNE, Switzerland, June 13, 2022 – ADC Therapeutics SA (NYSE: ADCT) announced today it has appointed industry veteran David Gilman to the new role of Chief Business & Strategy Officer reporting to Chief Executive Officer Ameet Mallik effective July 1st. In this role, Mr. Gilman will be responsible for all business development and portfolio strategy efforts globally and he will serve on the Company’s executive leadership team.

“David Gilman is a seasoned business development and strategy executive who has an excellent track record within the life sciences industry,” said Ameet Mallik, President and Chief Executive Officer of ADC Therapeutics. “We are excited to have David join our leadership team at this pivotal moment in the evolution of ADC Therapeutics.”

Mr. Gilman is a pharmaceutical business executive with over 25 years of experience. At Novartis, he was Global Head of Portfolio Strategy and Business Development for Novartis Oncology, from 2018-2019. He joins ADC Therapeutics from ClearView Healthcare Partners, a global strategy and consulting firm focused on life sciences, where he played a key role in direct client service as well as global expansion efforts helping his clients accomplish significant business development and strategic transactions from 2019-2022. Prior to ClearView and Novartis, Mr. Gilman spent 17 years at The Frankel Group/Huron Consulting Group where he focused on facilitating numerous and significant pharmaceutical partnerships for his clients.

Mr. Gilman holds an MBA from the University of Texas, Austin and an AB from the University of Chicago.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Investors

Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

+44 7879 627205

Amanda Hamilton

ADC Therapeutics

amanda.hamilton@adctherapeutics.com

+1 917-288-7023

Media

Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com
+1 914-552-4625